                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                              Lante Corporation
                   ----------------------------------------
                               (Name of Issuer)

                                Common Stock
          ----------------------------------------------------------
                        (Title of Class of Securities)


                                  516540-10-1
                         -----------------------------
                                (CUSIP Number)


                              December 31, 2000
                   -----------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 ---------------------
  CUSIP NO. 516540-10-1               13G                 Pages 2 of 6 Pages
------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name: Mark Tebbe
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          13,020,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          13,020,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      13,020,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      32.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

------------------------                                 ---------------------
  CUSIP NO. 516540-10-1               13G                 Pages 3 of 6 Pages
------------------------                                 ---------------------


Item 1 (a)  Name of Issuer:   Lante Corporation

       (b)  Address of Issuer's Principal Executive Offices:

                         161 North Clark Street, Suite 4900
                         Chicago, Illinois  60601

Item 2 (a)  Name of Person Filing:
                         Mark Tebbe

       (b)  Address of Principal Business Office:
                         Lante Corporation
                         161 North Clark Street, Suite 4900
                         Chicago, Illinois 60601

       (c)  Citizenship:
                         U.S.A.

       (d)  Title of Class of Securities:

                         Common Stock, par value $0.01 per share

       (e)  CUSIP Number:
                         516540-10-1

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:


            (a)   [_]    Broker or dealer registered under Section 15 of the
                         Exchange Act;

            (b)   [_]    Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)   [_]    Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;

            (d)   [_]    Investment company registered under Section 8 of the
                         Investment Company Act;

            (e)   [_]    An investment adviser in accordance with Rule 13d-
                         1(b)(1)(ii)(E);

            (f)   [_]    An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

            (g)   [_]    A parent holding company or control person in
                         accordance with Rule 13d-1(b)(ii)(G);

            (h)   [_]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

------------------------                                 ---------------------
  CUSIP NO. 516540-10-1               13G                 Pages 4 of 6 Pages
------------------------                                 ---------------------


            (i)   [_]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


            If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]


Item 4  Ownership:


        (a)    Amount beneficially owned:

               13,020,500*

        (b)    Percent of Class:

               32.3%**

        (c)    Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                     13,020,500

               (ii)  shared power to vote or to direct the vote:

                     0*

               (iii) sole power to dispose or to direct the disposition of:

                     13,020,500

               (iv)  shared power to dispose or to direct the disposition of:

                     0*

* Does not include 335,976 shares of common stock held by the Lante Foundation, a non-profit organization, of which Mr. Tebbe is the Vice President and director. In such capacity, Mr. Tebbe shares voting and investment power with respect to the shares held by the foundation. Mr. Tebbe disclaims beneficial ownership of these shares.
** If the 335,976 shares of common stock as to which Mr. Tebbe disclaims beneficial ownership were included in the amount beneficially owned by Mr. Tebbe, he would be deemed to beneficially own 33.2% of the outstanding shares of common stock.

------------------------                                 ---------------------
  CUSIP NO. 516540-10-1               13G                 Pages 5 of 6 Pages
------------------------                                 ---------------------

Item 5  Ownership of Five Percent or Less of a Class:

                    Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not Applicable.

Item 8  Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9  Notice of Dissolution of Group:

                    Not Applicable.

Item 10   Certification:

                    Not Applicable.

------------------------                                 ---------------------
  CUSIP NO. 516540-10-1               13G                 Pages 6 of 6 Pages
------------------------                                 ---------------------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2001


/s/ Mark Tebbe
__________________
  Mark Tebbe